April 12, 2019
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Attn:	Ms. Heather Clark
Mr. Andrew Mew
Office of Transportation and Leisure

Re:	JetBlue Airways Corporation
Form 10-K for the Year Ended December 31, 2018
Filed February 21, 2019
File No. 000-49728

Dear Ms. Clark and Mr. Mew:

JetBlue Airways Corporation (the “Company”), is responding to your letter dated April 1, 2019, with respect to the above-referenced filing.

We appreciate the Staff’s comment on our filing. For ease of reference, we have repeated the comments set forth in the Staff’s letter followed by our response to that comment.

Form 10-K for the Year Ended December 31, 2018

Consolidated Statements of Cash Flows, page 57

1.
Please revise to provide all disclosures required by ASC 230-10-50, specifically, the amounts of interest and income tax paid per paragraph 2 and the noncash investing and financing activities in paragraphs 3 through 6.

Company Response:
Per ASC 230-10-50-2, if the indirect method is used to present the statement of cash flows, amounts of interest paid (net of amounts capitalized), and income taxes paid during the period shall be disclosed. We disclosed these amounts in the Notes to the Consolidated Financial Statements included in our Form 10-K for the Year Ended December 31, 2018.
We make interest payments on our outstanding debt, capital lease, and construction obligations related to Terminal 5 at John F. Kennedy International Airport in New York. Cash payments for interest related to our debt and capital lease obligations, net of capitalized interest, were disclosed in Note 3 - Long-term Debt, Short-term Borrowings and Capital Lease Obligations. The amounts were $59 million, $60 million, and $78 million in 2018, 2017, and 2016, respectively. Cash payments for interest related to our construction obligations, were disclosed in Note 5 - JFK Terminal 5. The amounts were $23 million in 2018, $24 million in 2017, and $25 million in 2016. We disclosed cash payments for incomes taxes in Note 9 - Income Taxes. These amounts were $11 million, $139 million, and $173 million in 2018, 2017, and 2016, respectively.

Beginning with our Form 10-Q for the Quarter Ending March 31, 2019, we will include the supplemental disclosure in one place within our consolidated financial statements.
ASC 230-10-50-3 requires the disclosure of information about all investing and financing activities of an entity during a period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the period.
Our non-cash investing activities for the years between 2016 and 2018 were insignificant and represented less than 1% of total cash flows from investing activities in each of the respective periods.
We did not incur any non-cash financing activities during 2018 and 2017. During 2016, holders of our 6.75% Convertible Debentures due 2039 (Series B) voluntarily converted approximately $86 million in principal amount into shares of our common stock. As a result, we issued 17.6 million shares of our common stock. This information was disclosed in Note 7 - Earnings Per Share.
In future filings, we will include the disclosure any significant non-cash investing or financing activities.
Financial Statements

Notes to Consolidated Financial Statements

Note 2 - Revenue Recognition, page 64

2.
We note from page 7 that you have interline and code-sharing agreements with 49 airlines. To the extent revenue recognized from such arrangements is material, please provide us with your analysis regarding how you recognize such revenue. Your response should include whether you are the principal or agent for these services and how you made such determination. Reference to ASC606-10-55-36 through 39.

Company Response:
While JetBlue does participate in interline and code-sharing agreements with 49 airlines, the revenues generated from those arrangements are not material, representing less than 3% of our consolidated operating revenues. The vast majority of our customers continue to fly point to point, and of those that do connect to another flight, only a small percentage connect with another airline.
Revenue generated from interline and code-sharing agreements are comprised of tickets sold on behalf of JetBlue by other airlines or by JetBlue on behalf of other airlines. With both of these ticketing arrangements, we believe that each flight segment on the ticket creates a separate performance obligation of the contract. When applying the guidance in paragraphs 606-10-55-37 and 37A, we have concluded that the operating carrier for each flight segment is the principal as the operating carrier controls the services before being transferred to the customer. Tickets sold by other airlines where JetBlue operates a segment of the ticket are recognized as passenger revenue at the estimated value to be billed to the other airline when travel is provided. For segments operated by other airline partners on tickets sold by JetBlue, the Company has determined that it is acting as an agent on behalf of the other airlines as they are responsible for their portion of the contract. JetBlue, as the agent, recognizes revenue after the travel has occurred for the net amount, which represents the commission to be retained by JetBlue for any segments flown by other airlines.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing. We appreciate your time and attention to this matter. Please contact the undersigned at (718) 709-3104 with any questions or comments you may have.

Sincerely,

/s/ Alex Chatkewitz
Alex Chatkewitz
Vice President, Controller and Chief Accounting Officer
(Principal Accounting Officer)

cc:	Steve Priest, Chief Financial Officer
Brandon Nelson, Senior Vice President General Counsel & Corporate Secretary
Eileen McCarthy, Vice President Associate General Counsel